UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____                                                                             Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The document listed below as Exhibit 99.1 to this Form 6-K is a copy of the Registrant’s material change report of February 26, 2014 regarding the sale of its 50 per cent interest in CE Generation, Blackrock development and Wailuku, and the resizing of its dividend. This material change report is hereby furnished and not filed and will not be incorporated by reference into any registration statements filed by TransAlta Corporation under the Securities Act of 1933, as amended.

99.1	Material change report dated February 26, 2014

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSALTA CORPORATION

Dated: February 26, 2014	By:	/s/ Maryse St.-Laurent

Name: Maryse St.-Laurent
Title: Vice-President and Corporate Secretary

EXHIBIT INDEX

EXHIBIT NUMBER

99.1	Material change report dated February 26, 2014